 4 BASIS POINT EXPENSE CONTRACT

between

FIDELITY SALEM STREET TRUST

FIDELITY SHORT-TERM BOND INDEX FUND:  INSTITUTIONAL CLASS

and

FIDELITY MANAGEMENT & RESEARCH COMPANY

This 4 Basis Point Expense Contract, dated as of July 20, 2017, (the “Agreement”), is made and entered into by and between Fidelity Salem Street Trust, a Massachusetts business trust which may issue one or more series of shares of beneficial interest (the “Trust”), on behalf of Fidelity Short-Term Bond Index Fund (the “Fund”), and Fidelity Management & Research Company, a Massachusetts corporation (the “Manager”).

WHEREAS, the Trust, on behalf of the Fund, and the Manager have entered into a Management Contract of even date herewith (the “Management Agreement”), pursuant to which the Manager has agreed to provide certain services and to pay certain expenses of the Fund in return for an annualized basis point management fee;

WHEREAS, the Management Agreement provides that the Manager will pay certain expenses of the Fund out of the management fee but is not obligated to pay expenses allocable to any class; and

WHEREAS, the Trust and the Manager have determined that it is appropriate and in the best interest of the Fund and its shareholders to maintain the expenses of the Institutional Class of the Fund (the “Institutional Class”) of the fund at a fixed annualized expense rate.

NOW THEREFORE, the parties hereto agree as follows:

1.  EXPENSE PROVISION.  Until this agreement shall be amended or terminated pursuant to Section 2 or Section 5 hereof, the Manager agrees, with respect to the Institutional Class, to pay or provide for the payment of any fee or expense allocated at the class level and attributable to the Institutional Class, such that the ordinary operating expenses incurred by the Institutional Class in any fiscal year (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees of the Trust, proxy and shareholder meeting expenses, and extraordinary expenses) will not exceed 4 basis points on an annual basis.  For avoidance of doubt, it is understood that this agreement shall not apply to any other class other than the Institutional Class.

2.  AMENDMENTS.  Any amendment to this Agreement may be approved by mutual consent of the parties without a shareholder vote.

3.  INTERPRETATION. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the Investment Company Act of 1940 (the “1940 Act”), to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Fund.

4.  DEFINITIONS. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement.

5.  TERMINATION.  This Agreement will automatically terminate upon termination of the Management Agreement between the Fund and the Manager.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the date first above written.

Fidelity Management & Research Company

By: /s/Harris Komishane

Harris Komishane

Treasurer

Fidelity Salem Street Trust,

on behalf of Fidelity Short-Term Bond Index Fund

By: /s/Stephanie J. Dorsey

Stephanie J. Dorsey

President and Treasurer